UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13D-1(A)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Detrex Corporation
                                (Name of Issuer)

                 Common Capital Stock, par value $2.00 per share
                         (Title of Class of Securities)

                                    250685104
                                 (CUSIP Number)


                                Gerald B. Rivlin
                                 General Partner
                            Rivlin Family Partnership
                                 1404 Blackheath
                           Riverwoods, Illinois 60015

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                        --------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

CUSIP NO. 250685104               13D/A                        PAGE 2 OF 7 PAGES


     1    NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Rivlin Family Partnership (and such other persons as are listed on Annex A) EIN: 36-3924483

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) /X/
                                                             (b) /_/

     3    SEC USE ONLY

     4    SOURCE OF FUNDS (see Instructions)

          PF

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

          PURSUANT TO ITEM 2(d) or 2(e)    /_/

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois

                      7     SOLE VOTING POWER

                            Common Capital Stock                     0


                      8     SHARED VOTING POWER
       NUMBER OF
        SHARES              Common Capital Stock               142,064
     BENEFICIALLY
       OWNED BY
    EACH REPORTING    9     SOLE DISPOSITIVE POWER
     PERSON WITH
                            Common Capital Stock                     0


                     10     SHARED DISPOSITIVE POWER

                            Common Capital Stock               142,064



             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11       Common Capital Stock                                       142,064

             (such amount includes those shares listed on Annex A, though such individuals disclaim any relationship to the Reporting Person or that they are acting as a "group" as that phrase is used in the Regulations)

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES  /_/

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Common Capital Stock                                         8.97%

    14       TYPE OF REPORTING PERSON

             PN

                               Page 2 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

                  The securities to which this statement relates are the Common Capital Stock, par value $2.00 per share (the "Common Capital Stock"), of Detrex Corporation, a Michigan corporation (the "Company"). The principal offices of the Company are located at 24901 Northwestern Hwy., Suite 500, Southfield, Michigan 48075.

                  This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D originally filed by Rivlin Family Partnership on January 15, 1998 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name:

                  Rivlin Family Partnership

         (b)      Principal Business and Business Address:

                  The principal business of the reporting person is investment in securities. The address of the reporting person is 1404 Blackheath, Riverwoods, Illinois 60015.

         (c)      Occupation and Business Address:

                  See Item 2(b).

         (d)      Criminal Convictions:

                  During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      Civil Proceedings Regarding Securities Violations:

                  During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Place of Organization/Citizenship:

                  Illinois

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The reporting person acquired beneficial ownership of 142,064 of the shares of Common Capital Stock covered hereby through the purchase of such shares, which acquisition gave rise to the obligation to file this statement on Schedule 13D.


                               Page 3 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

                  The reporting person acquired beneficial ownership of 142,064 of the shares of Common Capital Stock covered hereby through the purchase of such shares, which acquisition gave rise to the obligation to file this statement on Schedule 13D. Such securities and all other securities covered by this statement are being held for general investment purposes.

                  Except as set forth herein, the reporting person does not have any plans or proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) At the date hereof, the reporting person has the sole power to vote and dispose of 142,064 shares of Common Capital Stock. The Common Capital Stock beneficially owned by the reporting person represents 8.97% of the shares of Common Capital Stock reported to be outstanding as of September 31, 2002, as reported in the Company's quarterly report on Form 10-Q, the most recently available filing with the Commission by the Company.

                  (c) None

                  (d) None

                  (e) Not applicable.

                               Page 4 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the reporting person and any persons identified in Item 2 or any other persons with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  None.







                               Page 5 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Rivlin Family Partnership

Date:    April 1, 2003                      By:  /s/ Gerald B. Rivlin
                                                 ___________________________
                                                 Name:  Gerald B. Rivlin
                                                 Title: General Partner











                                 Page 6 of 7 Pages

              ANNEX A TO SCHEDULE 13D OF RIVLIN FAMILY PARTNERSHIP

The aggregate number of shares reported as beneficially owned by the Reporting Person includes shares owned by the following individuals:

            NAME                     ADDRESS                  SHARES OF DETREX
                                                             CORPORATION COMMON
                                                                CAPITAL STOCK

Gerald B. Rivlin IRA          1404 Blackheath                      17,700
                              Riverwoods, IL 60015

Gerald B. Rivlin              1404 Blackheath                         800
                              Riverwoods, IL 60015

Riverwoods Ltd.               1404 Blackheath                      56,764
Partnership                   Riverwoods, IL 60015

Rivlin Family                 1404 Blackheath                      66,800
Partnership                   Riverwoods, IL 60015

                               Page 7 of 7 Pages